DANIEL M. MILLER Partner (604) 630-5199 FAX (604) 687-8504 miller.dan@dorsey.com

July 11, 2012

Tia Jenkins Senior Assistant Chief Accountant Office of Beverages, Apparel, and Mining Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Responses to the Securities and Exchange Commission
Staff Comments dated June 12, 2012, regarding
AuRico Gold Inc.
Form 40-F for the Fiscal Year Ended December 31, 2011
Filed March 29, 2012
File No. 001-31739

Dear Ms. Jenkins:

On behalf of our client, AuRico Gold Inc. (the “Company” or “AuRico”), and pursuant to the Securities Exchange Act of 1934, as amended (the “Act”), and the rules and regulations thereunder, we transmit for your review the Company’s responses, as we have been informed by the Company, to the Staff’s letter of comments, dated June 12, 2012 (the “Comment Letter”), in respect of the above noted filings.  The Company’s responses below are keyed to the headings and comment numbers contained in the Comment Letter.

Form 40-F for the Fiscal Year Ended December 31, 2011

Exhibit 99.2 – Management’s Discussion and Analysis

Summarized Financial and Operating Results, page 6

1.
We note your cash cost per ounce disclosure in this section and elsewhere in your filing, and from the information provided we are unable to replicate your cash cost calculations.  Please provide supplementally the information you used to prepare the cash costs for your filing and consider disclosing in future filings whether your cash cost calculation utilized guidance from the Gold Institute or another industry group code.  Please clarify whether depletion from your deferred stripping would be utilized in your cash cost calculations.

Tia Jenkins
July 11, 2012

AuRico Gold Inc.’s Response:

The Company provided a reconciliation of total cash costs per ounce as disclosed on page 6 in the Management’s Discussion and Analysis (“MD&A”), to the audited consolidated financial statements  for the year ended December 31, 2011 (the “financial statements”) on page 26 of the MD&A.  This reconciliation was as follows:

(in thousands, except ounces, cash costs and silver prices)

	Quarter Ended	Quarter Ended	Year Ended	Year Ended
	December 31 2011	December 31 2010	December 31 2011	December 31 2010
Production costs per financial statements	$39,961	$20,484	$125,870	$89,857
Refining costs per financial statements	$565	$449	$2,063	$1,873
Production and refining costs of discontinued operations	$29,580	-	$29,580	-
Less: By-product revenues	($981)	-	($3,073)	-
Less: Inventory fair value adjustments included in production costs	($6,465)	-	($13,035)	-
Total cash costs	$62,660	$20,933	$141,405	$91,730
Divided by gold equivalent ounces sold	92,074	51,439	282,182	193,429
Total cash cost per gold equivalent ounce	$681	$407	$501	$474
Total cash costs (per above)	$62,660	$20,933	$141,405	$91,730
Less: Silver revenue (see below)	(36,390)	(32,078)	(157,959)	(100,907)
	$26,270	($11,145)	($16,554)	($9,177)
Divided by gold ounces sold	70,132	28,207	180,740	111,775
Total cash cost per gold ounce	$375	($395)	($92)	($82)
Average realized silver price	$30.98	$27.40	$34.97	$20.30
Multiplied by silver ounces sold	1,174,644	1,170,723	4,516,975	4,970,777
Silver revenue	$36,390	$32,078	$157,959	$100,907

The significant items that reconcile production costs and refining costs as per the financial statements to cash costs were as follows:

Tia Jenkins
July 11, 2012

(1)
Production and refining costs related to the Company’s Stawell and Fosterville mines were included in the “Net earnings from discontinued operations” line on the Statement of Operations, and therefore needed to be added to the production and refining costs per the financial statements in order to arrive at total cash costs.  The production and refining costs of these two mines were separately disclosed in the financial statements in Note 31, Segmented Information, as the Australia reporting segment.

(2)
By-product silver revenues included in “Revenue from mining operations” and “Net earnings from discontinued operations” in the Statement of Operations were deducted to arrive at total cash costs.  These by-product silver revenues relate to the El Chanate and Stawell mines and are not separately disclosed in the financial statements.  The silver revenues disclosed separately in the table above relate to the Ocampo and El Cubo mines.

(3)
Inventory fair value adjustments related to the purchase price accounting for two acquisitions that occurred in 2011 were included in production costs and “Net earnings from discontinued earnings” on the Statement of Operations.  These costs did not represent a direct mining cost, and were deducted to arrive at total cash costs.  The inventory fair value adjustments included in production costs were not separately disclosed in the financial statements.

The Company will consider disclosing how it utilizes cash cost calculation guidance from The Gold Institute in future filings.  Consistent with this guidance, the Company calculates cash costs on a per gold equivalent ounce basis, which includes silver ounces sold at the Ocampo and El Cubo mines converted to a gold equivalent, based on the ratio of the realized sales prices of the commodities.

As noted in the following paragraph included on page 26 of the MD&A, the Company excludes amortization and depletion from the costs absorbed into inventory (i.e. cash costs), and therefore, depletion of deferred stripping is not included in cash cost calculations.

Total cash cost per ounce is a non-GAAP performance measure that Management uses to better assess the Company’s performance for the current period and its expected performance in the future.  The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this measure to evaluate the Company’s performance and cash generating capabilities.  Total cash cost per ounce does not have any standardized meaning prescribed by GAAP, and should not be considered in isolation of or as a substitute for performance measures prepared in accordance with GAAP.  This measure is not necessarily indicative of operating profit or cash flow from operations as determined under GAAP.  Other companies may calculate these measures differently.  Total

Tia Jenkins
July 11, 2012

cash cost per ounce is calculated by dividing all of the costs absorbed into inventory, excluding amortization and depletion, by applicable ounces sold.

Ocampo Operational Review, page 10

El Chanate Operational Review, page 13

2.
We note your disclosure of capitalized stripping for the Ocampo and El Chanate projects.  Please provide supplementally your annual capitalized stripping quantities (tonnage) and associated capital costs since project inception along with the associated capitalized stripping amounts depleted for each project.  Please include a brief discussion regarding the probability the capitalized stripping will be successfully depleted during your life of mine operations.

AuRico Gold Inc.’s Response:

The annualized stripping tonnage, capital costs, and depletion for the Ocampo and El Chanate mines since project inception are as follows:

(in thousands of US dollars, except tonnage)

Ocampo	2008	2009	2010	2011	Cumulative
Total annual capitalized stripping tonnage	6,020,684	19,325,876	21,756,962	32,338,443	79,441,965

Capitalized stripping costs
Balance, beginning of period	$-	$7,352	$29,309	$50,752	$-
Costs capitalized	7,352	22,614	27,215	40,908	98,089
Depletion	-	(657)	(5,772)	(3,752)	(10,181)
Balance, end of period	$7,352	$29,309	$50,752	$87,908	$87,908

El Chanate	2008	2009	2010	2011	Cumulative
Total annual capitalized stripping tonnage	-	-	-	9,055,536	9,055,536

Capitalized stripping costs
Balance, beginning of period	$-	$-	$-	$-	$-
Costs capitalized	-	-	-	12,381	12,381
Depletion	-	-	-	(129)	(129)
Balance, end of period	$-	$-	$-	$12,252	$12,252

As described in Note 3(f) to the financial statements, the expected useful lives used in depletion calculations are determined based on the facts and circumstances associated with the mining interest.  Capitalized stripping costs are depleted over the expected reserves benefitting from the stripping using the unit-of-production method based on estimated proven and probable reserves, and the portion of mineralization expected to be classified as reserves.  Any changes

Tia Jenkins
July 11, 2012

in estimates of useful lives (i.e. changes in expected reserves) are accounted for prospectively from the date of the change.

As a result, any changes in the expected reserves benefitting from the capitalized stripping will be captured and reflected accordingly in depletion expense.

The last sentence of the Staff’s comment (“Please include a brief discussion regarding the probability the capitalized stripping will be successfully depleted during your life of mine operations.”) may be interpreted as the probability that capitalized stripping may become impaired.  The probability of future impairment is dependent on future results, which may differ from current estimates.  The El Chanate mine was acquired in 2011 through a business combination that resulted in goodwill, and therefore the carrying value of the related cash-generating unit, including capitalized stripping, is evaluated / tested on at least an annual basis to determine whether such carrying amount may be impaired in accordance with International Accounting Standard 36, Impairment of Assets (“IAS 36”), paragraph 9 and 10.  The carrying value of the Ocampo mine cash-generating unit, including capitalized stripping, is also reviewed on at least an annual basis to determine whether any indicators of impairment are present in accordance with IAS 36, paragraph 9.

If the Company determined that one of its cash-generating units was impaired, an impairment loss would be recognized.  This loss would first be allocated to goodwill, if applicable, and then to the other assets in the unit, such as capitalized stripping.

Exhibit 99.3 – Consolidated Audited Financial Statements

Notes to the Consolidated Financial Statements, page 6

3. Summary of significant accounting policies, page 6

(f) Long-lived assets, page 8

Mining interests, page 9

3.
We note that your production stage mining interests are depleted over the life of the mine using the unit-of-production method based on estimated proven and probable reserves of the mine and the portion of mineralization expected to be classified as reserves. We further note your responses to prior staff comments on the use of a portion of mineralization expected to be classified as reserves when you reported under Canadian generally accepted accounting principles. Please advise us of the following:

a.
Tell us the percentage and amount of measured, indicated and inferred resources that you include in the portion of mineralization expected to be classified as reserves, and tell us whether there have been any changes to your policy since fiscal 2009 or upon adoption of IFRS; and

Tia Jenkins
July 11, 2012

AuRico Gold Inc.’s Response:

During the 2011 fiscal year, the following percentage and amount of measured, indicated and inferred resources were included in the portion of mineralization expected to be classified as reserves:

	Measured & Indicated		Inferred
Mine	%	Amount (ounces)2%		Amount (ounces)2
Ocampo	100%	392,439	25%	456,605
El Chanate	100%	69,000	25%	39,250
El Cubo	100%	90,000	50%	355,000
Stawell	N/A1	N/A1	N/A1	N/A1
Fosterville	N/A1	N/A1	N/A1	N/A1

1 Due to the classification of the Stawell and Fosterville mines as a discontinued operation upon their acquisition on October 26, 2011, no depletion was recorded during 2011.

2 The Company updates its reserves and resources as of December 31st of each year.  Therefore the amount of measured, indicated and inferred ounces included in the depletion base varies each year.

The above percentages reflect management’s degree of confidence in the conversion of resources to reserves.  This confidence level is supported by the Company’s experience in converting resources to reserves, the nature of the deposits, the fact that the metal prices used in the calculation of reserves are below current prices, and the work that is currently on-going at each mine site to convert reserves to resources.  These items are further discussed below in the responses to the bullets in comment 3(b).

The Company’s policy is to deplete production stage mining interests over the life of the mine using the unit-of-production method.  The Company has not changed this policy since 2009 or upon adoption of IFRS.  In accordance with International Accounting Standard 16, Property, Plant and Equipment (“IAS 16”), paragraph 61, the Company is required to review its depletion method if there has been a significant change in the expected pattern of consumption of the future economic benefits embodied in its production stage mining interests.  There has not been a significant change in the expected pattern of consumption since 2009, and therefore the depletion method was not changed.

The units-of-production are based on the estimated proven and probable reserves of the mine and the portion of mineralization expected to be classified as reserves.  The Company evaluates the percentage of measured, indicated and inferred resources included in the depletion base at least annually.  As described in Note 4 of the financial statements, this is considered to be a critical estimate and as such, it is continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.  Revisions to accounting estimates, including the portion

Tia Jenkins
July 11, 2012

of mineralization expected to be classified as reserves, are recognized commencing in the period in which the estimates are revised.

b.
Explain to us in sufficient detail the basis for your conclusion to continue to include measured, indicated and inferred resources in your depletion base under IFRS and cite the authoritative guidance you now rely upon to justify this conclusion.

AuRico Gold Inc.’s Response:

IAS 16, paragraph 50 notes that “The depreciable amount of an asset shall be allocated on a systematic basis over its useful life.”  Paragraph 60 further describes that “The depreciation method used shall reflect the pattern in which the asset’s future economic benefits are expected to be consumed by the entity.”

IAS 16 does not require that a specific deprecation method be used, but notes a number of acceptable methods, including the unit-of-production method, in paragraph 62.  The Company’s policy to deplete production stage mining interests over the life of the mine using the unit-of-production method is consistent with the guidance in paragraphs 50 and 60, as it represents a systematic approach to allocate the value of the mining interests over the life of the mine, and reflects the pattern in which the future economic benefits are expected to be consumed.

Under IAS 16, the Company is required to determine the useful lives of its mines and when using the unit-of-production method, this generally means the number of production or similar units expected to be obtained from the asset by the enterprise.  Based on the Company’s experience at its mine sites and management’s judgment, the useful lives of its mines and the pattern of consumption of economic benefits from its mines is better represented by including the portion of measured, indicated and inferred resources expected to be classified as reserves and included in future production.  This is consistent with IAS 16, paragraph 62, which provides that “The entity selects the [depreciation] method that most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.”  This is also consistent with IAS 1, Presentation of Financial Statements, which indicates in paragraph 15:

“Financial statements shall present fairly the financial position, financial performance and cash flows of an entity.  Fair presentation requires the faithful representation of the effects of transactions, other events and conditions in accordance with the definitions and recognition criteria for assets, liabilities, income and expenses set out in the Framework.”

The Company believes that the inclusion of measured, indicated and inferred resources in its depletion base is consistent with the IFRS Conceptual Framework for Financial Reporting (“the Framework”), Chapter 4, paragraph 51, as the Company mines in areas not included in itsproven and probable reserves.  Consequently, there is a need to ensure that the depletion method used represents the expected pattern of consumption of future economic benefits.  The

Tia Jenkins
July 11, 2012

Company believes that inclusion of measured, indicated and inferred resources in its depletion base most faithfully represents the effects of consumption of the Company’s assets.

Furthermore, as described in responses to prior staff comments, the Company reports its reserves and resources in accordance with the Ontario Securities Commission’s National Instrument 43-101, Standards of Disclosure for Mineral Projects.  Canadian securities regulations allow companies to report proven and probable reserves and measured, indicated, and inferred resources.  Therefore, in Canada, the base used in the depletion calculation may include any of these categories of mineral reserves and resources.  The Company is also not aware of any prohibition under IFRS from using resources in the depletion base.

In your response, also tell us how you considered the following factors for each type of resource in assessing the probability that such resources will be converted into reserves:

●	The Company’s history of converting resources into reserves;
●	Recent history of resource conversion to reserves:

The Company’s first large scale drilling program, since the completion of the Ocampo pre-production feasibility program, began in 2009. Expenditures in US dollars through 2011 have been as follows:

	Ocampo	El Cubo	El Chanate
2009	$12,676,000	$477,000	-
2010	$21,698,000	$1,791,000	-
2011	$26,821,000	$2,016,000	$4,066,000

The following table sets out the changes in reserves at the Company’s current operations between 2009 and 2011. Increases in reserves have been a result of conversion of Inferred material to Measured and Indicated, and Proven and Probable, and the discovery of new mineralization that has been directly brought into Proven and Probable. Note that the El Chanate and Young-Davidson properties were acquired by the Company in April 2011 and October 2011 respectively.  Figures presented for these two mines are the changes in reserves during the Company’s ownership.

–
Between 2009 and 2011 Ocampo added 12 new veins, increasing the number of veins from 21 to 33. These new veins contributed 186,000 gold equivalent ounces1, with the remainder, or 569,000 gold equivalent ounces1, being contributed by the conversion of existing resources to reserves.

–	Operations at the El Cubo mine were suspended for 11 months during 2010 and 2011 due to labour issues, during which time no resource exploration drilling was undertaken.

Tia Jenkins
July 11, 2012

–	The El Chanate mine, acquired in April 2011, did not see an active drill program until July 2011, and thus has not seen any material changes to reserves or resources.
–
The Young-Davidson mine converted 350,000 gold ounces from resources to reserves as a result of drilling, with the remainder being converted as a result of a change to the mining methods. Significant exploration activities were already well underway at the time of the Company’s acquisition of the property. Young-Davidson was commissioned in April 2012 and thus had no depletion in 2010 and 2011.

Proven & Probable (thousands of gold equivalent ounces1)	December 31, 2009 Reserves	December 31, 2011 Reserves	2010 & 2011 Mining Depletion	Ounces Added / Converted 2009 to 2011	% Increase
Ocampo - Open Pit	1,362	1,519	185	341	25%
Ocampo - Underground	646	853	207	414	64%
El Cubo	663	659	45	41	6%
El Chanate	1,504	1,285	275	56	4%
Young-Davidson	2,819	3,831	0	1,012	36%

●	The reasons for not undertaking the additional work to convert resources into reserves;

The Company has undertaken significant additional work to convert resources into reserves as is evidenced above by the large exploration drilling expenditures and the resulting material increases in reserves at Ocampo and Young-Davidson. Less work has been done at El Cubo and El Chanate for the reasons outlined above. However, at El Cubo, the limited 2011 drilling program that focused on the Dolores vein succeeded in converting 27,000 ounces of Indicated resources to 45,000 ounces of Probable reserves, for a conversion rate of 167%.  Drilling at El Chanate is focusing on tightening up the drill spacing to allow Inferred and unclassified material to be upgraded to Measured and Indicated and ultimately Proven and Probable reserves.  As the Company manages its discretionary capital spending on an annual basis, coupled with mine lives of 10 years or more, it is prudent to convert resources to reserves in a step wise manner. Typically, it is the Company’s intent to at least replace mining depletion on an annual basis, and to the extent possible pursue the conversion of resources to reserves that may lead to step-changes in the production levels of its operations.  As has been noted in previous correspondence, the Company also converts resources to reserves during the normal course of mining, when production development encounters zones classified as resource and immediate production of such material is warranted based on the grade being above the operating cutoff

1 Using the Company’s long-term gold equivalency ratio of 55:1.

Tia Jenkins
July 11, 2012

grade.  Such resource material never makes it into reserves as it is depleted prior to the annual reserve update.

●	The type of deposit(s);

Ocampo is a series low sulphidation epithermal high angle vein deposits. There are currently 33 veins in the Ocampo underground reserves and 5 veins in the Ocampo open pit reserve.  At the Ocampo underground, with the high angle nature of the veins, and the steep overlying topography, it is difficult to locate and target surface drill holes to hit the mineralization at angles suitable for reserve drilling.  For this reason the majority of resource conversion at the Ocampo underground is carried out with drilling platforms developed for underground drilling.  Access to such drilling platforms is obtained through the course of normal underground development with dual purpose drifts suitable for both production haulage and drilling.  As it is not prudent to invest large amounts of capital in development solely for exploration drifting, this work is done in tandem with development required to put existing reserves in productio

El Cubo is a series of low sulphidation epithermal high angle vein deposits. There are currently 56 individual veins within the reserves and resources. Current reserves are to be mined with underground mining techniques while current resources are envisaged to be mined with a combination of underground and open pit techniques.  The El Cubo mine has been active since the 17th century and during that time the Sierra Structure, on which the mine sits, has produced over two million ounces of gold and 80 million ounces of silver.  Over this period of time it would have been unlikely that the mine ever had over five years of what could be referred to as reserves in advance of production.

The El Chanate deposit is contained within sedimentary units cut by post mineralization andesitic dykes. The dominant controls on gold mineralization are structural channeling along faults and development of veins by dilation and hydraulic fracturing. El Chanate is an open pit mine.

Young-Davidson is an Abitibi Greenstone deposit. Most of the gold mineralization is syenite-hosted and consists of a stockwork of quartz veinlets and narrow quartz veins, rarely greater than a few inches in thickness, situated within a broader halo of disseminated pyrite and potassic alteration. Young-Davidson is being mined with underground and open pit techniques.

●	The closeness of the scheduled start of the work to convert resources into reserves;

Conversion of resources to reserves has been ongoing since 2009 at Ocampo and El Cubo, and is expected to continue going forward. Additional drilling began at El Chanate in July 2011 and is continuing in 2012, and is expected to continue going forward. Additional drilling for resource conversion at Young-Davidson began in 2011 and is expected to continue going forward.

Tia Jenkins
July 11, 2012

●	The variations in the chemical or physical characteristics of the orebody, which may significantly affect whether it is economically viable to extract and process resources;

There are no known variabilities in any of the Company’s producing mines which would materially affect the economic viability to extract and process the Company’s resources. Their status as resources is simply as a result of their reduced level of drilling and geologic assessment and/or the metal prices used for reserves that is impacting their cut-off grade.  The Company uses the three year trailing average metal prices for the calculation of reserves which the Company understands is the current interpretation of Industry Guide 7, Description of Property by Issuers Engaged in Significant Mining Operations.  In recent years, this average metal price has been lower than current market prices, and therefore portions of the mineral deposit that could be economically extracted at current prices were considered to be resources, rather than proven and probable reserves.  All operations continually perform laboratory tests to validate metallurgical performance both at the current operations and through regional exploration using drill core.  To date, the Company has not encountered any adverse mineralogy or metal deportation that would suggest any materially variance to current metallurgical performance.  Historical and anticipated metallurgical performance based upon in-house laboratory testwork is always considered when calculating annual updates to mineral reserves and resources.

●	The Company’s preliminary assessment of the net present value of the resources and the sensitivity of that assessment to changes in key variables (e.g., commodity prices); and

The Company has not separately evaluated the net present value of resources. All resources are stated at cutoff grades higher than those used as the current operational cutoff grades.  Operating cutoff grades are calculated at current spot metal prices. Therefore, incrementally, the resources would generate positive net present value at both spot and the metal prices used for resource calculations.

●	The extent to which the resource is currently accessible or will require additional cost to access the resource.

The Company’s underground mineral resources will be accessed in the course of normal underground development by the extension of planned in-ore sill drifts along strike, and the recovery of down dip resources off of existing ramp infrastructure.  No major infrastructure is required to access the resources beyond what is contemplated for accessing the existing reserves.  On a per ounce basis it is not anticipated that the underground resources will cost any more to develop than the Company’s reserves.  The Company’s open pit resources are calculated using industry standard Lerches-Grossman or Whittle pit optimization software, which incorporates the costs of all waste stripping into the overall economics of mining the excavation required to expose the resource.  Open pit resources will be either accessed from within pushbacks

Tia Jenkins
July 11, 2012

already designed for access to reserves or will be incorporated within pushbacks that support the stripping cost using the assumed resource metal prices. For recent years metal prices used resources have been below the spot metal price.

Transition to IFRS, page 17

4.
We note your disclosure that IFRS requires first-time adopters to retrospectively apply all effective standards as of the reporting date, but provides for certain optional exemptions and mandatory exceptions for first-time adopters which are outlined in the notes to the reconciliations below; and that the Company has applied these exemptions to its opening balance sheet dated January 1, 2010.  To the extent that your primary financial statements reflect the use of mandatory exceptions, please identify for us the items or class of items to which the exceptions were applied and describe to us the accounting principle that was used and how it was applied.  In addition and to the extent material, also quantitatively describe to us the impact on the financial condition, changes in financial condition and results of operations that the treatment specified by IFRS would have had absent these mandatory exceptions.

AuRico Gold Inc.’s Response:

The Company’s financial statements do not reflect the use of mandatory exceptions to the retrospective application of IFRS, except with respect to estimates, as none of the mandatory exceptions itemized in IFRS 1, First-time Adoption of International Financial Reporting Standards (“IFRS 1”), Appendix B were not applicable to the Company.  In accordance with IFRS 1, paragraphs 14 through 17, estimates made at the transition date and at the end of the comparative period, December 31, 2010, under Canadian generally accepted accounting principles were required to be consistent with estimates made under IFRS, unless an adjustment was required to reflect a revised accounting policy under IFRS.  At the transition date and at the end of the comparative period, hindsight was not used to create or revise estimates in the Company’s financial statements.

* * * * *

AuRico Gold Inc. hereby acknowledges that:

●	AuRico Gold Inc. is responsible for the adequacy and accuracy of the disclosure in the filing.

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

●	AuRico Gold Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Tia Jenkins
July 11, 2012

Closing Comments

On behalf of the Company, we hereby confirm to the Staff the Company’s acknowledgment of the following:

●	AuRico is responsible for the adequacy and accuracy of the disclosure in the filings;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●	AuRico may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (604) 630-5199 should you have any questions about the contents of this letter.

Yours truly, DORSEY & WHITNEY LLP /s/ Daniel M. Miller Daniel M. Miller

cc:           Scott Perry, Chief Financial Officer
AuRico Gold Inc.